UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission File No. 001-37811

A. Full title of the plan and the address of the plan:
BOK FINANCIAL 401(k) PLAN
Boston Avenue at Second Street
Tulsa, Oklahoma 74172

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOK FINANCIAL CORPORATION
Boston Avenue at Second Street
Tulsa, Oklahoma 74172

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOK FINANCIAL 401(K) RETIREMENT PLAN COMMITTEE

Date:	June 15, 2026	By:	/s/ Jeffrey A. Reid
Jeffrey A. Reid
BOK Financial 401(k) Retirement Plan Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
BOK Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of BOK Financial 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2007.

Tulsa, Oklahoma
June 15, 2026

BOK FINANCIAL 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Cash, non-interest bearing	$4,245,477	$3,816,713
Investments, at fair value (See Note 3)	1,311,512,712	1,170,324,448
Receivables:
Employer contributions	356,972	526,790
Notes from participants	16,180,252	14,951,903
Unsettled securities sales	22,450	101,177
Interest and dividends	550,331	519,842
Total receivables	17,110,005	16,099,712
Total assets	$1,332,868,194	$1,190,240,873

Liabilities
Due on unsettled securities purchases	$10,032	$17,886
Net assets available for benefits	$1,332,858,162	$1,190,222,987

See accompanying notes to financial statements.

BOK FINANCIAL 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2025

Changes to net assets:

Investment income:
Net change in fair value of investments	$145,359,644
Interest and dividends	14,435,742
Net investment income	159,795,386

Interest income on notes receivable from participants	1,088,291

Contributions:
Participants	46,994,640
Employer	35,706,310
Rollovers	9,201,324
Total contributions	91,902,274

Benefit payments	(109,964,568)
Administrative expenses	(186,208)

Net increase	142,635,175

Net assets available for benefits:
Beginning of year	1,190,222,987
End of year	$1,332,858,162

See accompanying notes to financial statements.

BOK FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Note 1 – Description of Plan

The following description of the BOK Financial 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company). An eligible employee may enter the Plan on the first day of the month following the date the employee has completed one full month of service. All newly eligible employees are automatically enrolled in the Plan at a 6% contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

BOKF, NA, a subsidiary of BOKF, holds and manages the assets of the Plan, maintains participant account records, and makes distributions to Plan participants. The Plan's investments are held by a bank-administered trust fund at BOKF, NA. The Retirement Plan Committee of BOKF, NA (Plan Administrator) determines the appropriateness of the Plan's investment offerings and monitors investment performance.

Contributions

Participants may elect to defer up to 100% of their compensation, as defined in the Plan Document, as either pre-tax or Roth contributions, or a combination of both to the Plan. In addition, participants may make after-tax contributions, which shall not exceed 6% of the participant's compensation. Contributions were limited to the Internal Revenue Service (IRS) allowable maximum amount of $23,500 for 2025.

Participants who attained age 50 on or before December 31, 2025, were allowed to make catch-up contributions up to an additional $7,500 in 2025. Participants age 60-63 were eligible to make catchup contributions of an additional $11,250 under the SECURE Act 2.0.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may elect investment in a variety of registered investment companies, the BOK Financial Retirement Class III Funds and the BOKF, NA International Strategic Allocation Fund, which are collective investment funds, BOKF Common Stock, and Cavanal Hill Cash Management Fund. Participants may also elect a self-directed option that allows them to invest in a variety of securities in accordance with the Plan Document.

The Employer makes a matching contribution to the Plan in either cash or in shares of BOKF Common Stock. For the 2025 Plan year, the matching contribution of $34,876,757 was made in cash. Participants with six months of service are eligible for Employer matching contributions on the first day of the quarter.

For each dollar of a participant's contribution, up to 6% of compensation per pay period, based on the participant's years of service, the Employer makes a matching contribution that increases as follows:

Years of Service	Matching Percentage
Less than four years	50%
Four to nine years	100%
Ten to fourteen years	150%
Fifteen or more years	200%

Matching contributions for the 2025 Plan year were limited to a maximum of $42,000 based on the participant's years of service and the Internal Revenue Code (the Code) annual compensation limit.

The Company also makes a special contribution (Qualified Non-Elective Contribution) for participants earning less than $60,000. This special contribution ranges from $300 to $600 based on compensation levels. Participants with one year of service, defined as 1000 hours of service during the Plan year, are eligible for the special contribution. The aggregate special contribution for the 2025 Plan year was $487,750.

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no additional discretionary contribution for the year ended December 31, 2025.

Participant accounts

Each participant's account is credited with the participant's contributions, Employer matching and special contributions, as well as allocations of the Plan earnings. Participants are charged with an allocation of certain administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined in the Plan Document. Participants are vested at 20% per year making them fully vested upon completion of five years of service and are immediately vested in their deferred pre-tax, Roth 401(k), after-tax contributions, Employer special contributions and the actual earnings thereon.

Notes receivable from participants

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance or $50,000, reduced by the excess of the participant's highest outstanding loan balance during the previous 12-month period ending on the date of the loan over the participant's current outstanding participant loan balance on the date of the loan. Loans bear interest based on the current banking prime rate when the loan is requested and may not exceed a term of five years, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term is 25 years. Repayment is made by payroll withholdings, and the maximum number of loans a participant may have outstanding at one time is two. The loans are secured by the balance in the participant's account. Interest rates on notes receivable outstanding as of December 31, 2025, ranged from 3.25% to 8.50%. If a participant terminates employment with the Company, the outstanding loan balance is due and payable immediately. If the loan is not repaid in full upon termination, the balance will be treated as a distribution to the participant.

Payment of benefits

A participant, who terminates employment with a vested account balance of less than $1,000, including rollover contributions, will receive a lump-sum payment. If the participant's vested balance exceeds $1,000, but is less than $7,000 (including rollover contributions), and the participant has not elected to receive a lump-sum payment directly, transfer to another eligible retirement plan or a direct rollover, the Plan will place the distribution into an individual retirement account designated by the Plan Administrator. Balances over $7,000 are not distributed without the participant's consent.

Forfeitures

The Plan had $20,405 of unallocated forfeitures at December 31, 2025 and none at December 31, 2024. Such amounts are invested in the Cavanal Hill Cash Management Fund. Forfeitures are first used to pay for administrative expenses and any remaining amounts are used to reduce future Employer matching contributions. Forfeitures in the amount of $472,581 were used to reduce Employer matching contributions and $44,060 were used to fund Qualified Non-Elective Contributions in 2025. Forfeitures of $247 were used to reduce payments of administrative expenses. The Employer paid all remaining eligible administrative expenses in 2025.

Plan termination

Although it has not expressed any intent to do so, the Employer reserves the right to discontinue or to amend the Plan, in whole or in part, from time-to-time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefit payments are recorded when paid. For the year ended December 31, 2025, there were $1,770,434 in benefits requested before year end that had not yet been paid.

Administrative expenses

The participants pay loan origination fees and fees related to self-directed investment options. The Employer voluntarily pays all other administrative expenses, which were $2,226,778 in 2025 and are not reflected in the accompanying financial statements. The Company will not seek reimbursement from the Plan for the payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services.

Contributions

Participant contributions, and the related Employer matching contributions, are recorded in the year in which the participant deferrals are withheld from compensation. Qualified Non-Elective Contributions made by the Employer are recorded in the year following satisfaction of the service requirement for the Plan year.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for delinquent participant notes receivable was recorded at December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants at the measurement date. The Plan's Retirement Plan Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year. Certain fees incurred by the Plan are included in net change in fair value of investments.

Benefit payments

Benefit payments to participants are recorded when paid.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note 3 – Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of valuation hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; or
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2025 and 2024. During the year ended December 31, 2025, there were no transfers of financial instruments into or out of Level 3.

BOKF common stock, common stock, exchange traded funds, bonds, unit investment trusts, and real estate investment trusts in self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund and other registered investment companies including mutual funds in self-directed brokerage accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective investment funds: Valued at the NAV of shares held by the Plan at year end, as a practical expedient of fair value. The NAV is provided by the collective investment funds' trustee, which is BOKF, NA, and is derived from market quotes for identical assets. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The fair value of the investment in the collective investment fund is provided to the Plan by the trustee daily. The trustee determines the NAV per share by dividing the total fair value of the accounts by the number of the shares outstanding. The shares of these accounts may be purchased from the trustee or sold to the trustee daily at the NAV. There are no restrictions or notice requirements for participant transactions similar to an open end mutual fund. Restrictions and notice requirements apply in situations where the Plan desires to liquidate all the shares held in an account. The Plan makes no funding commitments to the collective investment funds.

The following table presents information about the Plan's assets measured at fair value on a recurring basis:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
BOKF common stock	$51,063,570	$—	$—	$51,063,570
Registered investment companies	771,026,816	—	—	771,026,816
Self-directed brokerage accounts	88,221,287	3,864,406	—	92,085,693
Collective investment funds measured at NAV[1]				397,336,633
Total	$910,311,673	$3,864,406	$—	$1,311,512,712

	December 31, 2024
	Level 1	Level 2	Level 3	Total
BOKF common stock	$50,765,240	$—	$—	$50,765,240
Registered investment companies	709,523,023	—	—	709,523,023
Self-directed brokerage accounts	74,556,414	3,360,573	—	77,916,987
Collective investment funds measured at NAV[1]				332,119,198
Total	$834,844,677	$3,360,573	$—	$1,170,324,448
1     In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
Note 4 – Income Tax Status

The Company adopted a preapproved defined contribution plan (the Preapproved Plan) sponsored by BOKF, NA. The IRS has determined and informed the Preapproved Plan sponsor by a favorable opinion letter dated June 30, 2020, stating that the Preapproved Plan is designed in accordance with the applicable sections of the Code.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 5 – Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$1,332,858,162	$1,190,222,987
Less: benefits payable	1,770,434	37,052
Net assets available for benefits per the Form 5500	$1,331,087,728	$1,190,185,935

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 at December 31, 2025:

Benefit payments per the financial statements	$109,964,568
Add: benefits payable at end of year	1,770,434
Less: benefits payable at beginning of year	37,052
Benefit payments per the Form 5500	$111,697,950

Benefits payable are recorded on the Form 5500 for payments to participants that have been processed and approved for payment prior to December 31, 2025 but not yet paid.
Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 7 – Related Parties

The Plan holds investments in funds that are part of the Cavanal Hill mutual fund family. Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of BOKF, NA, is the administrator to and investment advisor for the Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940. BOKF, NA is custodian of investments owned by the Cavanal Hill Funds and Cavanal Hill Distributors, Inc., a wholly owned subsidiary of BOK Financial Corporation, is distributor of the Funds. A BOKF, NA executive officer serves on the Cavanal Hill Funds' board of trustees and BOKF, NA officers serve as president and secretary of the Cavanal Hill Funds. A majority of the members of the Cavanal Hill Funds' board of trustees are, however, independent of BOKF, NA and the Cavanal Hill Funds are managed by its board of trustees. Participants should refer to the Cavanal Hill Funds prospectus for additional information.

A portion of the Plan's assets are invested in BOKF Common Stock. Since BOKF is the Plan Sponsor, investments involving BOKF Common Stock qualify as party-in-interest transactions. The Plan is authorized to include BOK Financial Retirement Class III Funds as investment options. The BOK Financial Retirement Class III Funds include eight different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations, and investment styles. The Plan also is authorized to include the BOKF, NA Strategic Allocation Fund (SAF) as an international investment option.

As noted above, Cavanal Hill Investment Management, Inc. serves as investment advisor for the Cavanal Hill Funds and BOKF, NA serves as custodian and administrator to the BOK Financial Retirement Class III Funds and SAF. All the transactions described in this Note are exempt from prohibited transactions rules.
Note 8 – Contingencies

The Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred, and the amount of the loss can be reasonably estimated. Plan management evaluates the Plan's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and makes adjustments in such reserves, upwards or downwards, as appropriate, based on Plan management's best judgment after consultation with counsel. While the outcome of litigation is inherently uncertain, Plan management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2025 that there are no pending or threatened legal proceedings affecting the Plan that would require the establishment of a litigation reserve.
Note 9 – Subsequent Events

The Plan Administrator has evaluated subsequent events that have occurred after December 31, 2025 through the date of issuance of the financial statements. Effective January 1, 2026, the Plan was amended to revise employer matching contribution percentages based on years of service, increasing the match to 75% for employees with less than four years of service, maintaining a 100% match for those with four to less than ten years, and adjusting the match to 125% for employees with ten years or more of service. The amendment also limits annual employer matching contributions at $20,000, maintains the eligible compensation limit at $350,000, and introduces a compensation threshold disqualifying employees earning $500,000 or more from receiving employer matching contributions in the following plan year. In addition, effective, January 1, 2026, catch-up contributions for employees who earned more than $150,000 in FICA wages in the prior year may only be made on a Roth basis.

SUPPLEMENTAL SCHEDULE

BOK FINANCIAL 401(k) PLAN

FORM 5500 SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)

EIN: 73-0780382
Plan#:002

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, or Maturity Value	(e) Current Value
*	BOK Financial Corporation	BOKF Common Stock	$51,063,570
*	Cavanal Hill Funds	Government Securities Money Market Fund	64,265,543
	American Funds	Balanced Fund	45,996,799
	American Beacon	International Value Fund	12,726,090
	Neuberger and Berman	Small Cap Core Fund	35,488,915
	Dodge and Cox	Large Cap Value Fund	89,906,149
	Fidelity	Large Cap Core Index Fund	185,302,003
	Invesco Oppenheimer	International Growth Fund	11,601,152
	JP Morgan	Large Cap Growth Fund	146,678,775
	Metropolitan West	Total Return Bond Fund	28,153,998
*	BOK Financial Retirement Fund	2020 Class III Fund	25,591,578
*	BOK Financial Retirement Fund	2030 Class III Fund	101,453,379
*	BOK Financial Retirement Fund	2040 Class III Fund	107,647,029
*	BOK Financial Retirement Fund	2050 Class III Fund	92,532,836
*	BOK Financial Retirement Fund	2060 Class III Fund	36,537,423
*	BOK Financial Retirement Fund	2070 Class III Fund	3,837,720
*	BOK Financial Retirement Fund	Conservative Class III Fund	5,696,581
*	BOK Financial Retirement Fund	Income Class III Fund	498,414
	Vanguard	Midcap Index Fund	45,427,718
	Vanguard	Small Cap Value Index Fund	19,861,761
	Vanguard	Short Term Bond Index Fund	21,817,581
	John Hancock	Disciplined Value Midcap Fund	22,749,341
	MFS Investment Management	Mid Cap Growth	41,050,991
*	BOK Financial Strategic International Fund	Strategic International Class III Fund	23,541,673
	Self-directed brokerage accounts	Common stocks, bonds, and registered investment companies	92,085,693
*	Notes receivable from participants	Loans to participants with interest rates ranging from 3.25% to 8.50% with various maturities	16,180,252
			$1,327,692,964
*Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant-directed.